Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

January 6, 2020 and the Prospectus dated December 12, 2019

Registration No. 333-235468

Pricing Term Sheet

Terms Applicable to the Notes

Issuer:	General Motors Financial Company, Inc. (the “Issuer”)

Securities:	2.900% Senior Notes due 2025 (the “Notes”)

Ranking of the Notes:	Senior unsecured

Trade Date:	January 6, 2020

Settlement Date:	January 9, 2020 (T+3)*

Form of Offering:	SEC-Registered (Registration No. 333-235468)

Aggregate Principal Amount:	$1,250,000,000

Final Maturity Date:	February 26, 2025

Public Offering Price:	99.874%, plus accrued and unpaid interest, if any, from January 9, 2020

Benchmark Treasury:	1.750% due December 31, 2024

Benchmark Treasury Price and Yield:	100-22, 1.606%

Spread to Benchmark Treasury:	+132 bps

Yield to Maturity:	2.926%

Coupon:	2.900%

Interest Payment Dates:	February 26 and August 26 of each year, commencing on August 26, 2020 (long first coupon)

Day Count Convention:	30 / 360

Optional Redemption:	Prior to the Par Call Date, make-whole call at T+20 bps. Par call on or after January 26, 2025 (the date that is one month prior to the final maturity date)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	37045X CV6 / US37045XCV64

Joint Book-Running Managers:	BofA Securities, Inc. Banco Bradesco BBI S.A. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC NatWest Markets Securities Inc.

Co-Managers:	CIBC World Markets Corp. Santander Investment Securities Inc. SunTrust Robinson Humphrey, Inc. CastleOak Securities, L.P. Samuel A. Ramirez & Company, Inc.

*

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and an accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC, including the preliminary prospectus supplement, for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by contacting: BofA Securities, Inc. at (800) 294-1322 (toll-free); Banco Bradesco BBI S.A. at +55 11 3847-5792 (collect); Citigroup Global Markets Inc. at +1-800-831-9146 (toll free); Deutsche Bank Securities Inc. at +1-800-503-4611 (toll free); J.P. Morgan Securities LLC at (212) 834-4533 (collect) or NatWest Markets Securities Inc. at +1-203-897-6166 (collect).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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